SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 13, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Appointment of Erik Engstrom as Non-Executive Director

13 November 2014

Smith & Nephew (LSE: SN, NYSE: SNN), the global medical technology business, announces that Erik Engstrom is to join its Board as Non-Executive Director on 1 January 2015.

Roberto Quarta, Chairman of Smith & Nephew, commented:

"Erik is a proven leader who has successfully reshaped Reed Elsevier's business in terms of portfolio and geographies. In particular, his deep understanding of how technology can be used to transform a business will be invaluable as we develop new commercial models that deliver attractive economics for patients, payers and healthcare providers."

Engstrom has been Chief Executive of Reed Elsevier since 2009. He was Chief Executive of Elsevier, the division specialising in scientific and medical information from 2004 to 2009.

Prior to Reed Elsevier, Engstrom was a Partner at General Atlantic Partners, a private equity investment firm focusing on information technology, internet and telecommunications businesses (2001-2004). Previously he worked in publishing, as President and Chief Operating Officer of Random House Inc. (1998-2001), and at Bantam Doubleday Dell Publishing Group Inc. (1991-1998), latterly as President and Chief Executive Officer, North America, until its merger with Random House.  He started his career in 1988 at McKinsey & Co.

A Swedish national, Engstrom is a graduate of the Stockholm School of Economics (BSc) and of the Royal Institute of Technology in Stockholm (MSc). In 1986 he was awarded a Fulbright scholarship to Harvard Business School, from where he graduated with an MBA in 1988.

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment. Engstrom's fees will be £63,000 cash plus £3,500 in Smith & Nephew shares per annum, in-line with current Non-Executive Directors.

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 Enquiries

Investors Ingeborg Oie Smith & Nephew	+44 (0) 20 7401 7646
Media Charles Reynolds Smith & Nephew	+44 (0) 20 7401 7646
Debbie Scott / Matthew Cole FTI Strategic Consulting	+44 (0) 20 3727 1000

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 13, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary